                                                                                       December 27, 2007

VIA EDGAR
Mr. Vince DiStefano
Mr. Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Form N-14 Registration Statement
Sentinel Group Funds, Inc.; File No. 333-147375

Dear Mr. DiStefano and Mr. Rupert:

We respond to oral comments of the Staff given on December 7, 19, 21 and 27, 2007 regarding the
Registration Statement on Form N-14 (“Registration Statement”) of Sentinel Group Funds, Inc. (“Registrant”),
which was originally filed on November 14, 2007 with the Securities and Exchange Commission (“SEC”) under the
Securities Act of 1933, as amended.

1. Comment: Confirm a class vote for any reorganization in which a 12b-1 fee will be higher.

    Response: Registrant confirms.

2. Comment: Disclose what will occur if not all classes vote in favor of the reorganization.

    Response: The Registration Statement currently discloses that Citizens Advisers, Inc. and Sentinel Asset
    Management, Inc. may re-evaluate whether to consummate the Purchase Agreement if not all of the reorganizations are approved. In addition, the Registration Statement advises that the approval of a particular reorganization is not contingent upon the approval of any other reorganization. However, whether any reorganization should be consummated may be reevaluated if less than all of the reorganizations are approved.

3. Comment: In Footnote 11 to the expense table, disclose that Sentinel Asset Management, Inc. will not be entitled to recoup expense reimbursements previously made by Citizens Advisors, Inc.

    Response: Registrant has added disclosure to this effect.

4. Comment: Provide the analysis determining that the Citizens Value Fund is the appropriate accounting survivor.

    Response: As discussed with the Staff, upon further analysis, Registrant has determined it would be appropriate for the Citizens Core Growth fund to be the accounting survivor and has revised disclosure to reflect this.

5. Comment: Indicate, where applicable, that the potential re-positioning of the surviving fund’s portfolio is not expected to be material.

    Response: Registrant has added disclosure to this effect.

6. Comment: Clarify that re-positioning may result in the “realization” of capital gains or losses.

                        Sentinel Group Funds, Inc.  One National Life Drive  Montpelier, VT 05604

Mr. Vince DiStefano
Mr. Kevin Rupert
December 27, 2007

    Response: Registrant has added disclosure to this effect.

7. Comment: File a pre-effective amendment to incorporate by reference the semi-annual report of the Registrant, including the appropriate auditors’ consent.

   Response: Registrant filed such amendment on December 12, 2007 and requested acceleration of its effectiveness.

8. Comment: Indicate, where appropriate, that the disposition of a material amount a fund’s portfolio securities prior to the reorganization due to non-conformance of those securities with the investment objectives, policies or limitations of the acquiring fund may result in the realization of capital gains or losses and indicate an estimate of such dollar amount.

   Response: Registrant has added such disclosure.

9. Comment: Add a question and answer regarding whether expense ratios are expected to increase or decrease.

    Response: Registrant has added such disclosure.

10. Comment: Remove the incorporation by reference to the preliminary Statement of Additional Information for the Sentinel Responsible Investing (SRI) Core Opportunities Fund and Sentinel Responsible Investing (SRI)
      Emerging Companies Fund.

     Response: Registrant has removed the reference.

11. Comment: Confirm that all required disclosure is included in the Registration Statement so that the Registrant’s current prospectus does not need to be incorporated by reference.

      Response: Registrant confirms.

12. Comment: Amend the disclosure to specifically state the periods described in Section 15(f) of the Investment
      Company Act of 1940, as amended.

     Response: Registrant has amended the disclosure.

13. Comment: Confirm that the Registrant’s portfolio trades are not effected through a broker affiliated with either the Registrant’s or the Citizens Funds’ investment advisors.

      Response: Registrant confirms.

            Registrant acknowledges that (1) the effectiveness of this filing does not foreclose the SEC from taking any action with regard to the filing, (2) the actions of the SEC or its staff do not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in this filing and (3) the Registrant may not assert those actions as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any communications relating to this filing to me at (802) 229-7410.

Very truly yours,

/s/ Kerry A. Jung

Kerry A. Jung
Secretary